UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Griffin Institutional Access Global Credit Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

Griffin Capital Plaza
1520 E. Grand Avenue
El Segundo, CA 90245

Telephone Number (including area code): 310-469-6180

Name and address of agent for service of process:

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, New Castle County, DE 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Atlanta and state of Georgia on the 3rd day of June, 2016.

GRIFFIN INSTITUTIONAL ACCESS GLOBAL CREDIT FUND

BY	/s/ Terrence O. Davis
Terrence O. Davis
Sole Trustee

Attest:	/s/ Avis Francis
Avis Francis
Secretary